HDIAMARC

AMARC AND BOLIDEN COMMENCE A $4 MILLION EXPLORATION PROGRAM AT THE DUKE DISTRICT, B.C.

June 25, 2026, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF; FSE: AQ5) is pleased to announce it has commenced field surveys to firm up copper-gold ("Cu-Au") deposit targets for potential drill testing later in the season at the DUKE Copper-Gold District ("DUKE District" or "District") in central British Columbia ("BC"). This $4 million, 2026 exploration program is fully funded by Boliden Mineral Canada Ltd. ("Boliden") as part of the Boliden 60%/Amarc 40% Joint Venture (the "DUKE JV" or "JV") (see Amarc release April 2, 2026). Under the terms of the DUKE JV, Amarc has 180 days from April 30, 2026 to elect to contribute $2.66 million in funding to the program to maintain its full 40% interest in the JV. Amarc is continuing as project operator.

"Amarc continues to advance the DUKE District in collaboration with Boliden through the systematic approach to exploration that has been the hallmark of our team's success over the years," said Diane Nicolson, President and CEO. "The overall goal of the DUKE JV is to be a substantial party to the potential establishment of an important BC porphyry copper-gold district, to further increase shareholder value from success in the JOY District with the discovery of the high grade AuRORA Deposit which will play a key leading role in the development of the Toodoggone copper-gold region. Such successes have long-term positive economic implications for the provincial and local communities."

The 732 km² DUKE District is located 80 km northeast of Smithers within the Babine Region, a well mineralized porphyry belt in BC, hosting the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage copper-gold Morrison deposit owned by a third party. Notable infrastructure is in place to service the former mines and the forestry and mineral exploration industries, including an extensive network of forest roads across the DUKE District.

To-date, the systematic and extensive DUKE District programs have both substantially expanded the DUKE Cu-Mo-Au-Ag Deposit to an area measuring 900 x 600 metres which remains open to expansion, and also revealed the potential for the development of a porphyry Cu-Au district while efficiently screening out less prospective areas (see Amarc release July 2, 2025). **Notably, the DUKE Deposit lies approximately 6 km to the southeast of American Eagle's promising NAK Cu-Au Deposit (see American Eagle website https://americaneaglegold.ca), along the southeast trending regional NAK–DUKE magnetic corridor (see Amarc release April 2, 2026). This corridor also hosts Amarc's C6 and M4 targets which occur to the southeast of the DUKE Deposit.**

In 2026, planned exploration activities include Induced Polarization (51 line-km) and Magnetotellurics (80 line-km) ground geophysical, geochemical and geological surveys, combined with planned drill testing of deposit targets within the extensive DUKE District.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits such as the important AuRORA Deposit Cu-Au discovery located

within the JOY District. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD $35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The District is now being advanced through AuRORA Minerals Ltd, ("AML") a private joint venture corporation held 60% by Freeport and 40% by Amarc (see September 4, 2025 release). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional $75 million in staged expenditures. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program exceeding CAD $16 million in 2025, completing substantial expansion drilling at the AuRORA Deposit and across other discoveries and deposit targets.

At the DUKE District, Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies, continues its participation having sole funded CAD$30 M of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the "DUKE JV") under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District.

Amarc owns a 100% interest in the IKE Cu-Au and Cu-Mo District in southern BC. Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the IKE District.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region, where the JOY District and the AuRORA Deposit are located, since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 45603, Email: DianeNicolson@hdimining.com
Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com
Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

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ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.